Exhibit 99.10

NICE Actimize Augments its Anti-Money Laundering Solutions with
Real-time AI Entity Resolution For More Effective Financial Crime Detection

Financial services organizations gain increased confidence with a trusted record of their entities and their associated risks

Hoboken, N.J., September 28, 2021 - Securing a single, accurate record of customer information has become increasingly important as anti-money laundering programs shift from transactional analysis to a more focused, customer-centric analysis. Addressing this market concern, NICE Actimize, a NICE business (Nasdaq: NICE), today announced that it has augmented its industry-leading, holistic anti-money laundering solutions with real-time entity resolution capabilities from Senzing, an innovator in the entity resolution space. NICE Actimize will integrate the capability into its Anti-Money Laundering suite of solutions including Suspicious Activity Monitoring (SAM) and Customer Due Diligence (CDD-X).

With integrated entity resolution now at the core of NICE Actimize AML solutions, financial services organizations will identify entities, find elusive as well as non-obvious relationships, and more accurately detect suspicious activity. To accomplish this, NICE Actimize is adopting entity resolution technology from Senzing. Senzing technology supports entity resolution despite data quality issues and better detects entity obfuscation while providing full data lineage for transparency, explainability and audit. The entity resolution engine identifies hidden connections between organizations and individuals, thereby enhancing risk management.

The combination of NICE Actimize’s market-leading AML and Case Management solutions with the proven entity resolution software from Senzing, will allow organizations to focus on their customers and their customers’ networks, providing the context needed today for more effective AML and risk management processes.

“We are seeing an increasing demand for entity resolution within financial crime programs and are excited to establish our partnership with Senzing. Through advanced entity resolution technology, NICE Actimize will further enhance its AML/KYC capabilities and provide greater confidence in monitoring and detecting suspicious activity,” said Craig Costigan, CEO, NICE Actimize.

“We are excited to partner with NICE Actimize, the industry’s leading financial crime platform,” stated Jeff Jonas, CEO, Senzing. “With real-time entity resolution, financial services organizations can gain confidence and trust that they have a more accurate record of their entities and their associated risk continuously throughout the entire customer lifecycle.”

For NICE Actimize customers, this partnership and technology integration provides the ability to more accurately identify suspicious parties, activities and transactions, and more quickly identify connected parties, dramatically reducing false positives and increasing monitoring effectiveness. In addition, the technology will provide more accurate entity details for analysts and investigators using NICE Actimize’s market leading alert and case management solution ActOne. Financial organizations needing a comprehensive understanding of customers and risk for faster, more precise investigations and outcomes now have access to gain increased efficiency and effectiveness for their anti-money laundering programs with the NICE Actimize suite of solutions enhanced with entity resolution from Senzing.

About Senzing
Senzing is a real‐time, artificial intelligence entity resolution software company that enables organizations to make better decisions faster with greater certainty and accuracy while reducing operational costs.  Senzing powers organizations of all sizes to gain highly accurate and valuable insights about who is who and who is related to whom in datasets of all types and sizes and quickly spots non-obvious relationships to solve the key challenges experienced across key industries including Financial Services, Public Sector, Information Services and more.  The company provides the ability to more effectively engage with customers, improve fraud detection, optimize investigative analysis, and increase accuracy for compliance mandates. To learn more, visit www.senzing.com or follow us on
Twitter: @senzing and LinkedIn: https://www.linkedin.com/company/senzing-inc/mycompany.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.